UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, June 3, 2016

Avianca Holdings S.A. is pleased to inform that to date it has not signed any agreement or maintained any negotiations with another company.

In order to explore potential strategic long-term partnerships Avianca Holdings S.A. has retained an investment bank.

In the event that any material fact takes place, the Company will report the information promptly to the market as it has done on previous occasions.

For further information please contact:

Investor Relations Office

+571-5877700

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs